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                                                                      EXHIBIT 12

                              HARTMARX CORPORATION
                       STATEMENT OF COMPUTATION OF RATIOS
                          (IN THOUSANDS, EXCEPT RATIOS)
                                   (UNAUDITED)

                                                                                  YEARS ENDED NOVEMBER 30,
                                                      ------------------------------------------------------------------------------
                                                            2002           2001/(1)/          2000         1999/(2)/          1998
                                                          --------         ---------        --------       ---------        --------
                                                                           Restated         Restated
Earnings (loss) from continuing
operations before provision for
income taxes per Consolidated
Statement of Earnings                                     $  1,428         $(29,577)        $ 11,422       $   2,545        $ 23,585

Add:

      Interest Expense                                      15,509           14,409           15,686          17,669          18,633

      Portion of rents representative
      of the interest factor/(a)/                            4,297            3,791            3,277           3,565           3,622
                                                          --------------------------------------------------------------------------
Income as adjusted                                        $ 21,234         $(11,377)        $ 30,385       $  23,779        $ 45,840
                                                          ==========================================================================

Fixed charges:

      Interest expense                                    $ 15,509         $ 14,409         $ 15,686       $  17,669        $ 18,633

      Portion of rents representative
      of the interest factor/(a)/                            4,297            3,791            3,277           3,565           3,622
                                                          --------------------------------------------------------------------------
Fixed charges                                             $ 19,806         $ 18,200         $ 18,963       $  21,234        $ 22,255
                                                          ==========================================================================


Ratio of earnings to fixed charges                            1.07                -             1.60            1.12            2.06
                                                          ==========================================================================

(1) For the twelve months ended November 30, 2001, historical earnings from continuing operations before provision for income taxes, which included approximately $11.6 million of restructuring plus additional non-recurring items included in the cost of sales and selling, general and administrative expense captions were insufficient to cover fixed charges by approximately $30 million. Excluding the restructuring charge, income as adjusted would have been $.2 million and the ratio of earnings to fixed charges would have been .01.

(2) 1999 earnings from continuing operations before provision for income taxes includes a non-cash writedown of systems development costs of $11,195. Excluding this charge, income as adjusted would have been $34,974 and the ratio of earnings to fixed charges would have been 1.65.

(a) Represents one-third of rent expense which management believes represents a reasonable approximation of the interest component of rent expense.